UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: September 12, 2018

Feel the World, Inc.

d.b.a. Xero Shoes
(Exact name of issuer as specified in its charter)

Delaware	27-4419848
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021
(Full mailing address of principal executive offices)

(303) 447-3100
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

750,000 Units consisting of:

Up to 500,000 Shares of Class A Voting Common Stock

and

Up to 250,000 Shares of Class B Non-Voting Common Stock

Item 9. Other Events

On September 6, 2018, Feel the World Inc. dba Xero Shoes (Xero Shoes) entered into an agreement with JPMorgan Chase to refinance their existing debt and expand their borrowing capacity. Xero Shoes extinguished approximately $1,830,000 in existing debt with the loan proceeds: $1,500,000 of interest-only debt scheduled to be repaid in April 2019, approximately $300,000 related to an SBA loan with a 2024 maturity, and an estimated $30,000 bank line of credit. The new $2,318,300 SBA loan is a fully amortizing 10-year note with fixed interest rate of 6.05%. Payments of $25,800 per month replace payments averaging approximately $22,000 related to the extinguished debt.

SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FEEL THE WORLD, INC.

Date: September 12, 2018	By:	/s/ Lena Phoenix
Name: Lena Phoenix
Title: Chief Financial Officer

Contact: Steven Sashen, CEO	FOR IMMEDIATE RELEASE
t: 303.447.3100 x1001
e: steven@xeroshoes.com

Xero Shoes Closes $2.3M Deal with JPMorgan Chase

(Broomfield, CO) September 10, 2018 – Xero Shoes just announced the successful completion of a $2.318M debt transaction with JPMorgan Chase Bank.

Xero Shoes plans to use this debt capital to support their already rapid growth, increase their product line and marketing efforts, and refinance existing debt.

Inc. Magazine reports that Xero Shoes has 3-year growth of 617%, with 2017 sales of $5.53M. Xero Shoes co-founder and CFO, Lena Phoenix, adds, “We expect that 2018 will again show the rapid growth we’ve seen in the last three years.”

Xero Shoes manufactures addictively comfortable, lightweight, performance and casual sandals and shoes built with a “foot-first” design. Durable, stylish and affordable, Xero Shoes supply the fun and benefits of natural, barefoot-inspired movement plus a layer of protection and comfort. Customers ages 2 to 92, in 97 countries wear Xero Shoes for walking, hiking, yoga and gym-going, kayaking, rafting, paddle boarding, jogging, and even running hundred-mile ultra-marathons.

Says CEO and co-founder, Steven Sashen, “We’re thrilled that Chase’s support will help us give more people the fun and benefits of natural movement that Xero Shoes provides.”

This year, Xero Shoes was #818 in the Inc. 5000 (up from 1753 last year), was named one of the 50 Colorado Companies to Watch, was recognized as one of the top 100 Women Owned companies in Colorado, and was a Biz West Mercury 100 winner for the third time in 3 progressively higher revenue categories.

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